October 12, 2010

VIA COURIER AND EDGAR

	Re:	FXCM Inc.
Registration Statement on Form S-1
File No. 333-169234
Angela McHale, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mailstop 3010
Washington, D.C. 20549
Dear Ms. McHale:
     On behalf of FXCM Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 to the above-referenced Registration Statement relating to the offering of the Company’s Class A common stock, marked to show changes from the Registration Statement as filed on September 3, 2010. The Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes.
     In addition, we are providing the following responses to your comment letter, dated October 1, 2010, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 to the Registration Statement, except as otherwise indicated herein. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	- 2 -	October 12, 2010
General
1.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

The Company has attached as Annex A to this letter the pictures or graphics that it intends to use for the inside cover of the prospectus.

2.	Please provide us with highlighted copies of any study, report or survey that you cite or on which you rely. Please mark the relevant portions of the supporting materials to clearly indicate the information that supports your disclosure. Confirm that the industry reports, studies or surveys that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

In response to the Staff’s comment, the Company is supplementally providing to the Staff a binder containing copies of any studies, reports or surveys cited or relied upon, marked to clearly indicate the information that supports the disclosure. The binder contains reports and information from the Bank for International Settlements (BIS), Aite Group LLC and Greenwich Associates LLC. The BIS report is publicly available and was not prepared for the Company, and the Company did not compensate the party that prepared any such reports or information. Consents from Aite Group LLC and Greenwich Associates LLC are filed as Exhibits 23.6 and 23.7 to Amendment No. 1.

Pursuant to Rule 418(b) under the Securities Act, the reports and information contained in the binder are not filed with or deemed part of or included in the Registration Statement, and the Company requests that the binder be returned to it upon completion of the Staff’s review of the Registration Statement.

3.	You disclose on page 108 that you are regulated by the CFTC and the NFA. Please advise us as to whether you plan to seek approval for this offering from those entities.

The Company advises the Staff that it has informed the CFTC and the NFA of the offering but that the approval of such authorities for the offering is not required.

4.	Throughout your registration statement, you utilize industry jargon. Please provide better explanations for terms such as “one-click trading,” “white labels” and “unique visitors.”

The Company advises the Staff that it has revised its disclosure throughout Amendment No. 1 to provide better explanations for industry terms, including on pages 2, 3, 4, 6 and 19 of Amendment No. 1.

5.	We note your use of the following assertions throughout the prospectus. The basis for such factual assertions and for your management’s beliefs should be clear from the text of the prospectus or supporting documentation should be provided to us. Please revise your disclosure to address our concerns, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced.

By way of example only, we note the following assertions:
•	we are a leading online provider of foreign exchange,

Securities and Exchange Commission	- 3 -	October 12, 2010
•	we are one of the largest retail FX brokers in the world,

•	regulators in certain jurisdictions have been implementing requirements in a manner that may be more favorable to FX brokers utilizing the agency model as compared to those utilizing the principal model,

•	award-winning customer service,

•	increasing sophistication and awareness of the agency model “will, drive increased market share for agency model brokers”[emphasis added],

•	a “best-in-class” in-house online marketing organization,

•	we are among the largest sources of volume for many of our FX market makers, and

•	regulatory changes have reduced the number of retail FX brokers and, we believe, improved the reputation of retail FX as an asset class and the standing of the industry as a whole.
In response to the Staff’s comment, the Company is supplementally providing the Staff with a binder of clearly marked supporting documentation for each of the following assertions:
•	our internal analyses reveal that in the United States, over 87% of retail FX investors started by trading equities online before they began trading FX — on page 96 of Amendment No. 1

•	we have developed an award-winning single technology platform — on page 98 of Amendment No. 1

•	DailyFX.com, one of the top three FX news and analysis websites, measured by Alexa, a website which provides traffic information for websites — on pages 4, 99 and 105 of Amendment No. 1

•	regulatory changes have reduced the number of retail FX brokers and, we believe, improved the reputation of retail FX as an asset class and the standing of the industry as a whole — on pages 7 and 100 of Amendment No. 1
Additionally, the Company has revised its disclosure to substantially modify the following assertions:
•	we are a leading online provider of foreign exchange — on pages 1, 63 and 95 of Amendment No. 1

•	award-winning customer service — on pages 2 and 94 of Amendment No. 1

•	increasing sophistication and awareness of the agency model “will, drive increased market share for agency model brokers” [emphasis added] — on pages 3 and 96 of Amendment No. 1

•	a “best-in-class” in-house online marketing organization — on pages 4 and 99 of Amendment No. 1
The Company has deleted each of the following assertions in its entirety:
•	we are one of the largest retail FX brokers in the world ... and the largest FX broker that operates almost exclusively using the agency model — previously included on pages 1, 60 and 92 of the Registration Statement

•	regulators in certain jurisdictions have been implementing requirements in a manner that may be more favorable to FX brokers utilizing the agency model as compared to those utilizing the principal model — previously included on pages 1, 3, 92 and 94 of the Registration Statement

•	we are among the largest sources of volume for many of our FX market makers — previously included on pages 5 and 96 of the Registration Statement

•	As measured by volume, revenue and number of customer accounts, we believe we are the largest provider of retail FX in the United States — on pages 5, 6, 96 and 97 of Amendment No. 1

Securities and Exchange Commission	- 4 -	October 12, 2010
•	As one of the largest retail FX firms in the world as measured by volume, revenue and customer accounts, we believe our scale gives us a significant competitive advantage over other retail FX brokers — previously included on pages 5 and 96 of the Registration Statement
Pursuant to Rule 418(b) under the Securities Act, the supporting documentation contained in the binder is not filed with or deemed part of or included in the Registration Statement, and the Company requests that the binder be returned to it upon completion of the Staff’s review of the Registration Statement.

6.	We note that your existing owners may be able to exchange their Holding Units for Class A common stock and will receive Class B common stock. Please provide us with your analysis of how the issuance of Class A and Class B common stock to the existing owners complies with the Securities Act of 1933 or is exempt from registration. Please also tell us why any concurrent private placements should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

With respect to the issuance of shares of Class A common stock in FXCM Inc. that may be received by existing owners upon exchange of Holdings Units in FXCM Holdings, LLC, the Company advises the Staff that holders of Holdings Units will not have the right to exchange such units for shares of Class A common stock in FXCM Inc. until from and after the first anniversary of the closing of the offering. When the holders of Holdings Units become entitled to exchange such units for shares of Class A common stock, the Company believes that it will be required at such time to register the offer of Class A common stock made thereby to such holders if no exemption from registration is then available. Although, given the small number and high level of sophistication of the holders of Holdings Units, it seems likely that an exemption from registration would then be available, the Company intends to file a registration statement on the appropriate form to cover such transactions. Because the Holdings Units are not exchangeable for at least a year, the Company does not believe that it is making any concurrent offer or sale of the underlying shares of Class A common stock to existing owners that is integrable with the offering.

With respect to the issuance of shares of Class B common stock in FXCM Inc. that are to be received by existing owners, the Company advises the Staff that such shares were issued by FXCM Inc. to FXCM Holdings, LLC on August 23, 2010 prior to the initial filing of the Registration Statement in a transaction exempt from registration under Section 4(2) of the Securities Act. Prior to the offering FXCM Holdings, LLC will distribute one such share of Class B common stock to each existing owner. Although the Company believes that such distribution will not constitute an offer or sale of securities for which an exemption from registration is required, the Company believes that an exemption for such distribution would be available under so-called Section 4 (1 1/2) under the Securities Act. There are 15 existing owners, all of which are sophisticated accredited investors and none of which were solicited through the means of a general solicitation by means of the registration statement or otherwise. In addition, the Company does not believe that either the issuance to FXCM Holdings, LLC or, were it deemed to be an offer or sale of securities, the subsequent distribution by FXCM Holdings, LLC to the existing owners of shares of Class B common stock should be integrated with the offering under the five factor test enumerated by the Commission. Although the existing owners will receive the shares of Class B common stock somewhat contemporaneously with the offering, the offering involves the sale of Class A common stock (which carry economic rights) for cash by FXCM Inc. for the purpose of capital formation while the receipt by the existing owners of Class B common stock (which carry no economic rights) via a distribution from FXCM Holdings, LLC is for the purpose of providing such holders with voting power in the Company’s organizational structure that is commensurate with their equity ownership in the business. The Company respectfully submits that, under the policies expressed by the Commission in its Release No. 33-8828, internal reorganizations of the type contemplated, pursuant to which the existing owners will receive the shares of Class B common stock, should not be integrated with concurrent public offerings.

Securities and Exchange Commission	- 5 -	October 12, 2010
Prospectus Cover Page
7.	Please note that only the names of the lead or managing underwriters should appear on the cover page. Please confirm that you will not include the names of the underwriters in the syndicate on the cover page in the final prospectus that you distribute to investors.

The Company acknowledges the Staff’s comment and confirms that it will not include the names of non-managing underwriters in the syndicate on the cover page to the final prospectus that it distributes to investors.
Prospectus Summary, page 1
Our business, page 1
8.	We refer to your disclosure on page 1 regarding your revenue and income before income taxes growth since 2001. Please balance this discussion with disclosure of your net income (loss) and the fact that your net income decreased in 2009 from 2008.

In response to the Staff’s comment, the Company has included additional disclosure on pages 1 and 95 of Amendment No. 1 to more prominently highlight the decline in its income before income taxes in 2009 from 2008, which declined together with its net income for that period. The Company respectfully submits that, while it will certainly include references to historical net income on pages 1 and 95 of a future pre-effective amendment to the Registration Statement if the Staff so requests, it believes that in this context historical income before income taxes is a more meaningful metric than historical net income because of the anticipated reduction in reported net income attributable to FXCM Inc. following the offering as compared to net income historically reported by FXCM Holdings, LLC due to the net income attributable to the non-controlling interest and the provision for corporate income taxes that will be recorded following the offering. The Company believes these anticipated changes affecting reported net income following the offering are appropriately disclosed in its pro forma and MD&A disclosures.
Our competitive strengths, page 4
9.	Refer to the second paragraph on page 5. We note that you state here and throughout your prospectus that you believe you are the largest provider of retail FX in the U.S. “[a]s measured by volume, revenue and number of customer accounts.” Please clarify whether there are competitors that are the largest providers of retail FX in the U.S. based on other metrics.

The Company has removed this disclosure previously included on pages 5, 6, 96 and 97 of the Registration Statement.

10.	Please balance the disclosure in this section with summary risk factor disclosure that immediately follows this section. We note your “Investment Risks” section on page 6. However, there may be other material risk factors worth noting, which may not constitute an investment risk. We note, for example, your disclosure on page 33, which states that after the offering, your existing owners will continue to control a majority of the combined voting power of all classes of your voting stock. Please provide a substantive summary of the major risks facing you, and please note that this discussion should be as equally prominent as the discussion of your competitive strengths.

Securities and Exchange Commission	- 6 -	October 12, 2010
The Company has revised and expanded its summary risk factor disclosure and, as noted below in its response to the Staff’s comment 11, has relocated such disclosure to pages 5-6 of Amendment No. 1 so that it immediately follows the section of the summary entitled “Our competitive strengths”.
Investment Risks, page 6
11.	Please relocate this section to immediately follow the section entitled “Our competitive strengths”

The Company has relocated its summary risk factor disclosure to pages 5-6 of Amendment No. 1 so that it immediately follows the section of the summary entitled “Our competitive strengths”.

12.	Please expand upon the bulleted points to provide a more detailed and substantive summary of the major risks facing you. For example, where practicable and material, please revise your disclosure to quantify the impact on your business.

As noted above in its response to the Staff’s comment 9, the Company has revised and expanded its summary risk disclosure to provide a more detailed and substantive summary of the major risks facing it.
Our Structure, page 7
13.	Please add a chart to depict your pre-offering organizational structure. Please make this same change to your “Organizational Structure” section on page 40.

The Company has included an additional diagram depicting the Company’s pre-offering organizational structure on pages 8 and 42 of Amendment No. 1.

14.	In the first paragraph, we note your parenthetical “(subject to the terms of the exchange agreement).” Please disclose, by footnote, cross-reference, or otherwise, any material terms of the exchange agreement. Please make this same change to your “Organizational Structure” section on page 40.

The Company has revised pages 7 and 44-45 of Amendment No. 1 to address the matters identified in the Staff’s comment.

15.	In the second paragraph, you state that your existing owners will hold one or more shares of Class B stock. Please explain under what circumstances an existing owner would be allocated more than one share. We note that the Class B stock has voting rights only, which have no correlation to the percentage of shares of Class B common stock held. Please make this same change to your “Organizational Structure” section on page 40.

The Company has revised its disclosure to clarify that each existing owner will hold one share of Class B common stock.
The Offering, page 8
16.	In the “Use of Proceeds” section, please explain in greater detail how you plan to “enhance [y]our capital.” Please make this same change to your disclosure on page 44.

Securities and Exchange Commission	- 7 -	October 12, 2010
The Company advises the Staff that it has included additional disclosure on pages 9 and 47 of Amendment No. 1 to clarify that FXCM Holdings, LLC will use such proceeds to increase its working capital, to fund acquisitions of small- to mid- sized retail FX firms the Company may identify in the future and for general corporate purposes.

17.	In the “Exchange rights of holders of Holdings Units” section, please revise to explain the relevant timing of when the units may be exchanged (i.e., from and after the first anniversary date of the closing).

The Company has revised page 10 of Amendment No. 1 to include the additional requested disclosure.
Risk Factors, page 14
18.	We note your disclosure throughout the document regarding the series of regulatory changes presently occurring in different jurisdictions around the world, as well as certain risks related to failure to comply with laws and regulations in the countries where you conduct business. Please also add risk factor disclosure to address the potential impact on your business associated with compliance with these regulations. For example, please discuss the costs associated with compliance, as well as ease of entering into new jurisdictions where such regulations are in effect.

The Company has included additional risk disclosure on page 19 of Amendment No. 1 addressing the matters identified in the Staff’s comment.

19.	We note that your acquisition of ODL will add new products to your business, including contracts-for-difference, spread betting and equity options. Please consider adding a risk factor to discuss risks you may face as a result of these new products.

The Company has included additional risk disclosure on page 27 of Amendment No. 1 addressing the matters identified in the Staff’s comment.

20.	We note your discussion on page 86 regarding your exposure to counterparty risk. Please consider adding a risk factor to discuss the potential impact this risk may have on your business.

The Company has included additional risk disclosure on page 32 of Amendment No. 1 addressing the matters identified in the Staff’s comment.
Risks Related to Our Business, page 14
21.	Refer to the second risk factor. Please provide more detailed disclosure regarding how the global market and general economic conditions impacted your customer base and operations during the six months ended June 30, 2010 and how you expect it to continue to impact your customer base and operations.

The Company has provided more detailed risk factor disclosure on page 15 of Amendment No. 1 addressing the matters identified by the Staff.

Securities and Exchange Commission	- 8 -	October 12, 2010
We accept customers from many jurisdictions..., page 17
22.	Please refer to your statement in the last paragraph on this page regarding the fact that you have not consulted with legal counsel in jurisdictions which account for approximate 20% of your retail trading volume. Please add related disclosure in the summary risk factor section.

The Company has included additional summary risk factor disclosure on page 5 of Amendment No. 1 addressing the matters identified in the Staff’s comment.

23.	In the last paragraph, please expand your disclosure to explain specifically how you evaluate [y]our activities.

The Company has expanded its risk factor disclosure on page 19 of Amendment No. 1 to address the matter identified in the Staff’s comment.
The Canadian regulatory environment..., page 18
24.	To the extent available, please provide us with any updates or analyses regarding the request for information by the Canadian regulators.

The Company advises the Staff that it has responded to the letters from local regulators in Quebec and Manitoba on a voluntary basis. Regulators in Quebec have acknowledged receipt of the Company’s response and the Company has not received any further communication from regulators in Manitoba. To date, the Company has not received any further requests from local regulators in Quebec and Manitoba for supplemental information. The Company has updated its risk disclosure on pages 20 and 113 of Amendment No. 1 accordingly.
Our failure to comply with regulatory requirements..., page 19
25.	Please quantify the amount of the fine that you were required to pay to the NFA and state whether the matter has been completely resolved.

The Company has included additional disclosure on pages 20-21 of Amendment No. 1 addressing the matters identified in the Staff’s comment.
We are subject to risk of default by financial institutions..., page 29
26.	Please revise to disclose approximately how many financial institutions hold your customers’ funds and disclose, if applicable, any institutions that hold an amount that is materially higher than that held by the others. Name any financial institutions that hold a significant amount.

The Company has included additional disclosure on page 31 of Amendment No. 1 addressing the matters identified in the Staff’s comment.

Securities and Exchange Commission	- 9 -	October 12, 2010
The requirements of being a public company..., page 35
If securities or industry analysts do not publish research or reports about our business..., page 37
The market price of our Class A shares may be volatile..., page 37
27.	These risks arguably could apply to any issuer or offering. Please explain how each risk affects you or the securities being offered. Alternatively, eliminate such generic risk factors. Refer to Item 503(c) of Regulation S-K.

The Company respectfully submits that these risk factors are specifically applicable to the Company’s initial public offering of common equity in contrast to an offering of other types of security or by a seasoned issuer. For example, the Company, as an IPO issuer, is particularly subject to risks associated with becoming a public company and does not yet have a track record of attracting analyst coverage. Moreover, common equity offerings, and particularly new issues, are more prone to securities price volatility than offerings of other types of security.
Organizational Structure, page 40
28.	Please revise this section to describe the restructuring in a step-by-step, chronological manner, In addition, please provide explanations of your reason(s) for taking each step and provide examples where helpful.

The Company has revised the “Organizational Structure” section to present the pre- and post-offering structures first and then discuss each of the elements of the post-IPO structure in a more step-by-step format, adding additional explanation where appropriate and reducing duplicative disclosure.

29.	We note the second bullet on page 40 that states that the “Number of Holding Units held equals number of Class A common stock outstanding.” Please explain how the number of Holding Units will remain constant with the number of Class A shares. We note that the existing owners may be able to exchange their Holding Units for Class A shares and you will issue additional Class A shares in the IPO.

The Company advises the Staff that FXCM Inc. will, as part of the offering transactions, acquire outstanding Holdings Units from existing owners and newly-issued Holdings Units from FXCM Holdings, LLC in an aggregate number equal to the number of shares of Class A common stock that it issues in the offering. Subsequently, upon exchange of Holdings Units by an existing owner for an equivalent number of shares of Class A common stock, FXCM Inc. will acquire a number of Holdings Units from the exchanging holder (i.e. the exchanged units) equal to the number of shares of Class A common stock that it issues upon such exchange. The Company has further clarified its disclosure on pages 44 and 133 of Amendment No. 1 in this regard.
Reclassification, page 40
30.	Please disclose the purpose for the reclassification.

The Company has included additional disclosure on page 44 of Amendment No. 1 addressing the matter identified in the Staff’s comment.

Securities and Exchange Commission	- 10 -	October 12, 2010
Offering Transactions, page 41
31.	Refer to the first sentence. Please disclose how FXCM Holdings, LLC will obtain the Holdings Units.

The Company has revised its disclosure on page 45 of Amendment No. 1 to clarify that the Holdings Units to be purchased from FXCM Holdings, LLC will be newly-issued.

32.	Please clarify, if true, that the existing owners may exchange all of their Holdings Units at the time of the offering or after the one-year anniversary of the closing, but may not exchange any Holdings Units for the year in between. If accurate, please add related disclosure in the summary section.

The Company advises the Staff that existing owners will only have the right to exchange Holdings Units for shares of Class A common stock from and after the first anniversary of the closing of the offering and has revised its summary disclosure to so clarify. Existing owners will not have the right to exchange Holdings Units for shares of Class A common stock at the time of the offering.

33.	Explain to us how you intend to account for the acquisition of FXCM Holdings, LLC by FXCM, Inc. Cite any relevant accounting literature in your response.

As discussed in the section entitled “Offering Transactions” on page 45 of Amendment No. 1, at the time of the offering, FXCM Inc. intends to purchase newly-issued Holdings Units from FXCM Holdings, LLC and outstanding Holdings Units from the existing owners of FXCM Holdings, LLC, including members of its senior management, in each case at a purchase price per unit equal to the initial public offering price per share of Class A common stock in the offering net of underwriting discounts. The exchange of cash by FXCM Inc. for Holdings Units of FXCM Holdings, LLC will be accounted for as a transaction between entities under common control in accordance with the guidance in ASC Subtopic 805-50.

Upon the completion of the exchange, each of the existing owners will hold one share of Class B common stock of FXCM Inc., each of which entitles the holder to one vote on matters presented to stockholders of FXCM Inc. for each Holdings Unit held by such holder. At the time of the exchange, the existing owners will hold over 50% of the voting power in FXCM Inc. Further, in connection with its acquisition of Holdings Units, FXCM Inc. will become the sole managing member of FXCM Holdings, LLC and, through FXCM Holdings, LLC and its subsidiaries, operate the Company’s business. FXCM Inc. will have 100% of the voting power of FXCM Holdings, LLC. Since the existing owners will hold over 50% of the voting power in FXCM Inc., and since FXCM Inc. will hold 100% of the voting power in FXCM Holdings, LLC, the existing owners will indirectly control over 50% of the outstanding voting shares of FXCM Holdings, LLC.

The ASC defines “control” for purposes of applying Topic 805 as the same meaning as that of “controlling financial interest” in paragraph 810-10-15-8. That is, “ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of over 50 percent of the outstanding voting shares of another entity.” Since the existing owners will continue to have control of over 50 percent of the voting shares (through their interests in FXCM Inc.) upon completion of the exchange, the Company plans to account for the purchase of the Holdings Units of FXCM Holdings, LLC by FXCM Inc. as a transaction between entities under common control.

In accordance with paragraphs 805-50-25-2 and 30-5, FXCM Holdings, LLC will recognize the amount of cash transferred at the date of the exchange and will measure the cash received at its carrying amount. The date of the exchange will be the effective date of the initial public offering.

Securities and Exchange Commission	- 11 -	October 12, 2010
34.	We note your disclosure that FXCM, Inc. will own a minority of the ownership interests of FXCM, Holdings after the offering transactions. Explain to us and expand your disclosure to include a discussion of how you determined it would be appropriate to for FXCM, Inc. to consolidate FXCM Holdings, Inc. Cite any relevant accounting literature in your response.

The Company considered the guidance in ASC 810, Consolidation, in determining that FXCM Inc. will consolidate FXCM Holdings, LLC. As such, the Company determined that (a) FXCM Inc. will have a variable interest in FXCM Holdings, LLC, (b) FXCM Holdings, LLC will be a variable interest entity (VIE) pursuant to the provisions of ASC 810, and (c) FXCM Inc. will be the primary beneficiary of the VIE.

Through its minority equity interest, FXCM Inc. will have a variable interest in FXCM Holdings, LLC. In accordance with ASC paragraph 810-10-15-14(c), FXCM Holdings, LLC will be a VIE since the voting rights of the investors are not proportional to their obligations to absorb the expected losses of FXCM Holdings, LLC. That is, FXCM Inc. will hold 100% of the voting power in FXCM Holdings, LLC but will own less than 50% of the Holding Units and the existing owners will hold no voting rights in FXCM Holdings, LLC but own more than 50% of the Holding Units. Further, substantially all of the activities of FXCM Holdings, LLC are conducted on behalf of an investor group with disproportionately few voting rights.

The Company has concluded that FXCM Inc. will be the primary beneficiary of FXCM Holdings, LLC, and thus should consolidate the entity since FXCM Inc. will have both “power” and “benefits” over FXCM Holdings, LLC. FXCM Inc. will have the power to direct the activities of FXCM Holdings, LLC that most significantly impact the entity’s economic performance. FXCM Inc. will become the sole managing member of FXCM Holdings, LLC, will operate the business, will have 100% of the voting power and will control the management of FXCM Holdings, LLC. FXCM Inc.’s minority equity interest in FXCM Holdings, LLC will obligate FXCM Inc. to absorb losses of FXCM Holdings, LLC and will give FXCM Inc. the right to receive benefits from FXCM Holdings, LLC related to the day to day operations of the entity, both of which could potentially be significant to FXCM Holdings, LLC.

The Company also observes that in the event FXCM Holdings, LLC were to be considered a voting interest entity or were to be converted into a voting interest entity, as the sole managing member FXCM Inc. would consolidate FXCM Holdings, LLC under the guidance prescribed in ASC Subtopic 810-20, Consolidation — Control of Partnerships and Similar Entities.

In accordance with the noncontrolling interest in a subsidiary guidance in ASC Section 810-10-45, the ownership interests in FXCM Holdings, LLC that will be held by the existing owners are noncontrolling interests. This noncontrolling interest will be recognized as a part of the equity of FXCM Inc. but will be reported separately from FXCM Inc.’s equity in FXCM Holdings, LLC on the FXCM Inc. consolidated statement of financial condition. The consolidated statements of operations and other comprehensive income will report the consolidated revenues, expenses, gains, losses, net income or loss, and other comprehensive income, and will also report the net income attributable to the noncontrolling interest.

The Company advises the Staff that is has expanded its disclosure on page 42 of Amendment No. 1 to include a discussion of how the Company determined it would be appropriate for FXCM Inc. to consolidate FXCM Holdings, LLC.

Securities and Exchange Commission	- 12 -	October 12, 2010
Regulated Subsidiaries, page 43
35.	Please name all jurisdictions in which you operate a material portion of your business.

The Company advises the Staff that, other than the United States (which represented approximately 24%) and China (which represented approximately 11%), customers resident in no single jurisdiction generated ten percent (10%) or greater of the Company’s total retail customer trading volume for the six months ended June 30, 2010, although certain of the Company’s white labels do not identify to the Company the jurisdictions in which their customers reside. The Company has revised page 46 of Amendment No. 1 to so disclose.

36.	Please revise to provide more detailed disclosure regarding the operations of your regulated subsidiaries and disclose how many you have.

The Company has included additional disclosure on page 46 of Amendment No. 1 addressing the matters identified in the Staff’s comment.
Use of Proceeds, page 44
37.	We note that you intend to use some of the proceeds to fund acquisitions. Please provide all the disclosure required by Instruction 6 to Item 504 of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that it has not specifically identified any potential acquisitions for which such proceeds would be used and accordingly the identity of any businesses to be acquired is not known. The Company further advises the Staff that the nature of the businesses to be sought are small- to mid-size retail FX firms and the Company has revised page 47 of Amendment No. 1 to so disclose.

38.	Refer to the last sentence in the third paragraph. Please clarify that by “equivalent,” you mean pro rata, based on their percentage economic ownership.

The Company has revised page 48 to clarify that if FXCM Holdings, LLC makes distributions to FXCM Inc., the other holders of Holdings Units will also be entitled to receive distributions pro rata in accordance with the percentages of their respective limited liability company interests.

39.	You state that you intend to pay quarterly cash dividends to the holders of your Class A common stock initially equal to $_____ per share of Class A common stock. You also state that other than tax-related distributions, FXCM Holdings, LLC has not made any distributions to your existing owners during 2008, 2009 and through June 30, 2010. Please provide us with your basis for your dividend projection. In addition, please tell us what consideration was given to including a distribution table to support how you have determined that you have sufficient cash available to pay the dividend. Please refer to Item 10(b) of Regulation S-K.

The Company advises the Staff that while it has not yet determined the amount of the anticipated dividend, it intends to establish a dividend policy whereby the cash requirements of the anticipated dividend will be meaningfully exceeded by the cash flows from operating activities that it has historically generated. The Company has revised page 48 of Amendment No. 1 to include disclosure that, when completed, will provide investors with the basis for the Company’s belief that it will have sufficient cash available to cover its proposed dividend.

Securities and Exchange Commission	- 13 -	October 12, 2010
40.	Please disclose if you have the ability to borrow funds or sell assets to pay distributions or if you may issue stock to satisfy your distribution requirements. Please also disclose if you may use proceeds from this or other offerings to pay distributions.

The Company advises the Staff that it does have the ability to borrow funds or sell assets or issue stock to pay dividends but respectfully submits that in light of its response to the Staff’s comment 39 and the associated disclosure that has been added to page 48 of Amendment No. 1, further disclosure regarding such ability is not required. The Company does not intend to pay distributions from the proceeds of this or future offerings.

41.	Please disclose any restrictions on your ability to pay dividends in the section. We note, for example, your operating subsidiaries are subject to regulatory requirements to maintain specific minimum levels of regulatory capital.

The Company has revised page 48 of Amendment No. 1 to add additional disclosure addressing the matters identified by the Staff.
Unaudited Pro Forma Consolidated Financial Information, page 49
42.	We note that the capital structure of FXCM Holdings, LLC will be modified prior to the completion of the offering. Please revise your pro forma financial statements to reflect the Reclassification of members’ capital prior to the closing of this offering or tell us why such adjustment is deemed unnecessary. In addition, please provide to us your analysis of the impact of such Reclassification.

The Company advises the Staff that it has updated the pro forma consolidated financial statements to reflect the captions for the pending issuance of Class A and Class B common stock. The capitalization of FXCM Inc. will occur immediately prior to the completion of this offering and the Company will update the pro forma consolidated financial statements in subsequent filings.

43.	Tell us in sufficient detail the adjustments made to ODL historical financial information in order to convert the balances from UK to US GAAP. Confirm for us that all of these adjustments have been included in the reconciliations in footnotes 31 and 32 in the ODL financial statements.

The Company has included all necessary adjustments to convert the balances of ODL from U.K. to U.S. GAAP, as disclosed in footnote 32 to the ODL statements of December 31, 2009 and footnote 30 to the ODL statements of June 30, 2010. The Company has revised the footnotes on pages 56, 58 and 60 of the consolidated pro forma statements to include reference to these reconciling items as detailed in the ODL statements.

44.	Explain to us why you have not made any adjustments to the values of ODL’s tangible assets as a result of the acquisition.

The Company with the assistance of an independent third party valuation specialist performed a preliminary valuation of all the tangible and intangible assets as of ODL. The valuations are based on the estimated assets acquired and liabilities assumed as of June 30, 2010 and management’s consideration of the independent specialists’ valuation work. The assets as of June 30, 2010 primarily consist of current assets such as cash and accounts receivable, with cash accounting for 91% of the balance. Based on the valuation work performed, the Company believes that the current book value approximated fair value as of June 30, 2010.

Securities and Exchange Commission	- 14 -	October 12, 2010
Note (1), page 51
45.	We note your disclosure that the total purchase price of ODL includes contingent consideration of approximately $15.1 million. Tell us whether the prior owners of ODL are required to fulfill any service obligation in order to receive the contingent consideration. Tell us how the covenants not to compete signed in conjunction with the acquisition factored into your analysis.

The Company advises the Staff that the prior owners of ODL are not required to fulfill any service obligation in order to receive the contingent consideration. Further, even if the prior owners of ODL violate the covenants not to compete, they are entitled to receive the contingent consideration. As such, the Company’s valuation of the contingent consideration was based solely on the value of the potential additional ownership that could be earned and the probability that ODL meets performance thresholds in the twelve month period ending April 30, 2011.
Selected Historical Consolidated Financial Data, page 58
46.	We note that endnote 2 to your table indicates that the financial statements at and for the years ended December 31, 2006 and 2005 were prepared on a combined basis. Please expand your disclosure to indicate the entities included in the combined financial statements and explain to us how you determined that combined financial statements would be appropriate.

The Company has revised pages 14 and 62 of Amendment No. 1 to add additional disclosure addressing the matters identified by the Staff.

In determining that combined financial statements would be appropriate as of and for the years ended December 31, 2005 and 2006, the Company considered the requirements of FASB Accounting Standards Codification (“ASC”) 810-10, Consolidation. ASC 810-10-55-1B which indicates that combined financial statements might be used to present the financial position and results of operations of entities under common management. As disclosed in endnote 2 on pages 14 and 62 of Amendment No. 1, the group of entities indicated was under common management but absent the holding company or common parent structure for the years ended December 31, 2005 and 2006.
Management’s Discussion and Analysis Financial Condition and Results of Operations, page 60
Regulatory Environment, page 60
47.	We note that you operate in Hong Kong. Please tell us what percentage of your business these operations represent. In addition, we note your disclosure on page 17, which states that you have consulted with legal counsel in selected jurisdictions for advice regarding whether you are operating in compliance with local laws and regulations. Please advise us whether you have consulted with legal counsel regarding whether you are in compliance with Chinese regulations and whether you believe your company to be in compliance.

The Company respectfully advises the Staff that customer trading volume from Hong Kong represented approximately 0.84% of total customer trading volume for the six months ended June 30, 2010. The Company supplementally advises the Staff that its customers resident in China (which represented approximately 11% of total retail customer trading for the six months ended June 30, 2010) maintain their accounts through the Company’s U.K. subsidiaries.

Securities and Exchange Commission	- 15 -	October 12, 2010
The Company has consulted with legal counsel regarding its compliance with Chinese regulations. Based on advice the Company has received from Chinese legal counsel, the Company believes that it is currently operating in compliance with Chinese regulations.

48.	We note your disclosure that there has been a “series of changes to how retail FX firms are regulated.” Please revise this section to describe in greater detail how you expect the cost of compliance with these regulations to affect your business.

The Company has included additional disclosure on page 64 of Amendment No. 1 addressing the matters identified in the Staff’s comment.
Primary Sources of Revenues, page 61
49.	In the “Retail Trading Revenue” section, please break out separately the approximate amount or percentage of “additional revenues earned.”

The Company has added the additional disclosure to page 65 of Amendment No. 1 addressing the matters identified in the Staff’s comment.
Credit Facility, page 79
50.	We note that you are in the process of negotiating a $100 million unsecured credit facility. To the extent that the relevant terms of such credit facility are known, although not finalized, please provide within your discussion of such material terms including amounts available, related interest rates, maturity dates, collateral requirements (if any), and any other material terms believed to be beneficial.

The Company advises the Staff that it has discontinued its negotiations regarding a credit facility. The Company believes it has sufficient internal cash generation, existing liquidity and additional capital coming from the proceeds of this offering to meet its needs in the near future. If the Company recommences such negotiations in the future, it will provide disclosure as appropriate as to the material terms of the facility once such terms become known.
Currency risk, page 86
51.	We note that 91% of your equity as of June 30, 2010 is denominated in US dollars or is hedged. However, approximately 20% of your revenues were generated outside of the United States for the fiscal year ended December 31, 2009, and your acquisition of ODL Group Limited appears will add an additional amount of trading income based in British Pound Sterling. As such, please tell us and provide disclosure indicating the currencies to which you are primarily exposed, as well as a sensitivity analysis for each currency that may have an individually significant impact on future earnings. Where currencies have been aggregated, please disclose the reasons why such presentation is considered to be appropriate.

The Company has included additional disclosure on pages 88-89 of Amendment No. 1 addressing the matters identified in the Staff’s comment.
Industry, page 89
52.	Much of your disclosure in this section focuses on the comparison between the foreign exchange trading market and the equities securities trading market. Please advise us as to the relevance of the equities market, considering that your Competition section on page 106 focuses exclusively on other firms in the foreign exchange market space.

Securities and Exchange Commission	- 16 -	October 12, 2010

The Company acknowledges the Staff’s comment and has included additional disclosure on page 91 of Amendment No. 1 to explain the relevance of the comparison between the FX market and the equities market. In addition, the Company respectfully notes that its disclosure in the section entitled “Competition” on page 110 of Amendment No. 1 does specifically identify other online trading firms outside of the FX industry as a source of competition.
Business, page 92
53.	We note your disclosure in the first paragraph about how you earn fees. Please clarify whether this is the only way you earn fees. We note your disclosure on page 4 that you offer research on aggregate trading trends, among other services. Please clarify whether you earn fees for these services.

The Company has included additional disclosure on pages 1, 3, 95 and 97 of Amendment No. 1 addressing the matters identified in the Staff’s comment.
Experienced leadership team and innovative culture, page 96
54.	Please provide additional disclosure specifically describing the contributions your company’s leaders have made to your company and to the growth of the online retail FX industry generally so that investors can better understand their relevant experience. For example, please explain the “key roles” your team members played in developing the systems for other FX pioneers.

The Company has revised its disclosure on pages 5 and 99 of Amendment No. 1 to remove the statements identified in the Staff’s comment.
Our Products and Services, page 98
55.	Please disclose approximately what percentage of your overall trading volume is represented by CFD trades and by spread betting trading.

The Company has included additional disclosure on pages 101-102 of Amendment No. 1 addressing the matters identified in the Staff’s comment.

56.	We note your disclosure throughout the document that you earn revenues from contracts-for difference (CFD) trading. Please provide an analysis of whether the contracts-for difference you offer are securities under the Securities Act of 1933. If so, please tell us the exemption from registration that you rely on for the issuance of these securities to investors.

Contracts-for-differences (“CFDs”) are hybrid instruments that have features of futures contracts and features of cash-settled, exchangeable debt. CFDs trade on (i) organized exchanges or (ii) in the over-the-counter market outside the U.S. Because of uncertainty in the United States as to the regulatory status of CFDs, including whether CFDs could be deemed to be an off-exchange traded futures contract for purposes of the Commodity Exchange Act or a “security” under the Securities Act of 1933, as amended (the “Securities Act”), neither the Company nor any of its subsidiaries offers or sells its CFD products in the United States or to U.S. persons.

The Company’s non-U.S. subsidiaries, ODL Securities Limited and Forex Capital Markets Limited (which are licensed with the Financial Services Authority in the United Kingdom), FXCM Australia Limited (which is licensed with the Australian Securities and Investment Commission) and ODL Securities K.K. (Japan) (which is licensed with the Kanto Local Finance Bureau) offer and sell CFDs outside the United States to persons who are not U.S. residents, in compliance with applicable local regulatory requirements. CFDs offered by

Securities and Exchange Commission	- 17 -	October 12, 2010
non-U.S. subsidiaries primarily reference commodities and commodity futures contracts, including contracts on metals and energy products. A small subset of CFDs offered by these non-U.S. subsidiaries reference broad-based, securities indices, including indices referencing European markets as well as the Dow Jones Industrial Average, the S&P 500 and the Nasdaq-100. They do not reference securities tracking the indices, such as ETFs, nor do they reference single securities or baskets of securities.

There are good arguments that a CFD is not a “security.” Unlike notes, stock and bonds, referenced in the definition of “security” in Section 2(a)(1) of the Securities Act, CFDs are not “commonly known as a ‘security’” and are not convertible into securities. CFDs offered by the Company’s non-U.S. subsidiaries are marketed, margined and settled in the same manner as listed futures contracts. Like futures contracts that are not deemed to be “securities” under the Securities Act[1], the CFDs offered by the Company’s non-U.S. subsidiaries reference commodities or broad-based, securities indices and not single securities, baskets of securities or narrow-based securities indices. CFDs should not be deemed to fall within the definition of an “investment contract”, which is a “security” within the meaning of the Securities Act, since they do not involve a “common enterprise” or an expectation of profits due to the efforts of a third party. SEC v. W.J. Howey Co., 328 U.S. 293 (1946). As the courts have found in cases involving swaps (which are similar products to CFDs), CFDs do not constitute (i) “evidences of indebtedness,” as referenced in the Securities Act definition, since they lack an obligation to pay principal or (ii) “options on securities”, because they do not give the counterparty the right to take possession of a security. See Procter & Gamble Co. v. Bankers Trust Co., 925 F. Supp. 1270 (S.D. Ohio 1996).

If a CFD offered by the Company’s non-U.S. subsidiaries were deemed to be a “security” as defined by the Securities Act, the offering and sale would be exempt under Regulation S of the Securities Act. Regulation S provides a safe harbor for offers and sales of securities by an issuer, a distributor, any of their affiliates or any person acting on their behalf if the offer and sale is “deemed to occur outside the United States.” As required by Rule 903(a)(1), any offer or sale of the CFD will be made in an “offshore transaction” since the offer and sale by the Company’s non-U.S. subsidiaries will (i) not be made to a person in the United States or to identifiable groups of U.S. citizens abroad and (ii) at the time the buy order is originated, both the buyer and the seller and any person acting on behalf of either of them is and will be outside of the United States. In addition, as required by Rule 903(a)(2), no directed selling efforts will be made in the United States with respect to the CFDs because the CFDs are not advertised in a publication with a general circulation in the United States.

Any offer or sale would satisfy the requirements of Rule 903(b)(1) because: (i) the CFDs are “issued” by a foreign issuer and there is no U.S. parent guarantee of the instrument or recourse by the holder to the Company or any U.S. affiliate and (ii) there is no substantial U.S. market interest in the CFDs. The Company does not expect that a “substantial U.S. market interest” will develop in its CFDs since neither the Company nor its affiliates market the product in the United States and regulatory guidance has suggested that it may not be permissible to offer or sell CFDs in the United States. As required by Rule 903(b)(1)(i), there is no substantial U.S. market interest in the CFDs offered by the Company’s non-U.S. affiliates and none of the CFDs offered is exercisable or convertible into securities. Since they are not exercisable for or convertible into securities at all they would satisfy the condition that they not be exercisable for or convertible into securities for which there is a substantial U.S. market interest. The Company understands that substantially all dealers in CFDs, like the foreign subsidiaries of the Company, sell CFDs exclusively to non-U.S. residents in accordance with the rules of the relevant local regulatory authority and customary practices and documentation of the local jurisdiction. As a result, no market interest in the U.S. should have developed.

[1]	Security futures, which are futures contracts that reference a single security, a basket of securities or a narrow-based securities index, are deemed to be “securities” within the Securities Act definition. Cash-settled futures on broad-based securities indices, if offered or traded in the U.S., are subject to the exclusive jurisdiction of the Commodity Futures Trading Commission (the “CFTC”). All instruments over which the CFTC has jurisdiction are considered to be “commodities” and not securities. See Section 2(a)(1)(C) of the Commodity Exchange Act.

Securities and Exchange Commission	- 18 -	October 12, 2010

As a result of Regulation S and as reinforced by a recent court decision, transactions in CFDs occurring either on a foreign exchange or in the foreign over-the-counter market, between a foreign issuer and its foreign customer would be outside the reach of U.S. jurisdiction. See Morrison v. National Australia Bank Ltd., 561 U.S. _____ (2010) at p. 20 (“The Commission has interpreted that [jurisdictional] requirement [under the Securities Act and relating to the requirement of registration] “not to include...sales that occur outside the United States.”) A foreign customer would also not be able to avail itself of the U.S. anti-fraud rules to bring an action against the Company, even if the activity involved actions in the United States Id. (holding that the jurisdictional reach of Section 10(b) under the Securities Exchange Act of 1934 does not extend to suits by a foreign plaintiff against a foreign issuer for alleged violations of U.S. securities law based on transactions on a foreign stock exchange even though wrongful conduct occurred in the United States or, if such conduct occurred outside the United States, it had a substantial effect in the United States or upon U.S. citizens). As the Supreme Court recently held, contracts and securities that are regulated abroad and transacted abroad, absent express coverage by U.S. statutes, are not within the purview of U.S. regulation. Id. at p. 20 (“...The probability of incompatibility with the applicable laws of other countries is so obvious that if Congress intended such foreign application “it would have addressed the subject of conflicts with foreign laws and procedures,” citing EEOC v. Arabian American Oil Co., 499 U.S. 244, 256).

57.	We note your disclosure that your CFDs may not be traded or offered to U.S. residents. You have not, however, addressed in your disclosure whether the CFDs may relate to U.S securities. Your disclosure leaves open the possibility that your CFDs may relate to U.S. securities, even though the CFDs will not be traded or offered to U.S. residents. Please tell us if you may engage in any business in CFDs that relate to U.S. securities. If you are restricted from trading or offering CFDs that relate to U.S. securities, please tell us what restrictions you have in place to enforce this limitation and revise your prospectus to disclose this limitation.

Neither the Company nor its subsidiaries offer or sell CFDs that reference U.S. securities. As disclosed in the prospectus, the Company’s non-U.S. subsidiaries may offer CFDs that are linked to the performance of an underlying commodity, index or financial instrument in the manner and to the extent permitted by applicable law, including, in particular, the rules and regulations of the relevant local authority. CFDs are not offered on the Company’s U.S. website.

58.	Please expand your risk factor disclosure to state that you may also face regulatory risks related to your CFD offerings. Your discussion should address the risk that to the extent your CFD offerings constitute offers or sales of securities, you would need to comply with the federal securities laws. Please also describe the impact this may have on your business.

The Company has included additional disclosure on page 27 of Amendment No. 1 to address the matters identified in the Staff’s comment.

The Company has not mentioned any impact of U.S. regulation on the business since the Company does not offer or sell the instruments into the United States and, even if it were to discontinue the product altogether, such discontinuance would not have a material impact on the Company’s business.

Securities and Exchange Commission	- 19 -	October 12, 2010
59.	In the “Equities and Equities Options” section, you state that you will offer equity and equity option trading through ODL. Please expand your disclosure to discuss how this product offering will work and how you expect this business to fit into your overall business strategy. In addition, please discuss the steps you have taken or will be required to take to make these products available. Please include in your discussion any plans for changes to your trading platform, as well as plans for regulatory compliance.

The Company has included additional disclosure on page 102 of Amendment No. 1 to address the matters identified in the Staff’s comment.

60.	Please also provide a complete description of your purchase agreement with ODL, including disclosure of the purchase price and other material terms.

The Company has provided the additional requested disclosure on page 100 of Amendment No. 1 and has filed the relevant agreements as exhibits to Amendment No. 1.
Our Trading Systems, page 99
61.	Please disclose whether you license rights to the Trading Station TT Platform or the Active Trader Platform.

The Company has provided the additional requested disclosure on page 102 of Amendment No. 1.
Risk Management, page 104
62.	Please disclose if you have established any risk limits, if the limits are binding and if you have ever exceeded the limits. If you do have risk limits in place that can be waived, please disclose the process for doing so. If you have exceeded any established risk limits, please discuss how the limits were exceeded and the impact on your business.

The Company has included additional disclosure on page 108 of Amendment No. 1 addressing the matters identified by the Staff’s comment.
Relationships with wholesale FX market makers and prime brokers, page 106
63.	Refer to the first sentence in this section. Please tell us whether these market makers are your largest market makers and disclose approximately what percentage of your trading volume they represent.

The Company advises the Staff that it has revised page 109 of Amendment No. 1 to disclose that, for the six months ended June 30, 2010, over 80% of the Company’s volume was transacted with the following global banks, in alphabetical order: Barclays, Banque Nationale de Paris, Citi, Credit Suisse, Deutsche Bank, Dresdner Bank/Commerzbank, Goldman Sachs, JPMorgan Chase, Morgan Stanley, Nomura and UBS and that the balance of the Company’s trading volume was transacted by its other market makers.
Compensation Determination Process, page 117
64.	We note that bonus amounts for your executives (other than Mr. Niv and Mr. Sakhai) are determined by Mr. Niv’s subjective evaluation of performance. Please disclose whether any specific metrics or categories of performance are considered and describe the factors considered by Mr. Niv.

Securities and Exchange Commission	- 20 -	October 12, 2010
The Company has included additional disclosure on page 122 of Amendment No. 1 addressing the matters identified in the Staff’s comment.
Compensation Risk Assessment, page 117
65.	We note your disclosure in this section that you do not believe that risks arising from your compensation policies and practices for your employees are reasonably likely to have a material adverse effect on you. Please tell us the process you undertook to reach this conclusion.

The Company respectfully advises the Staff that, in connection with evaluating whether the Company’s compensation policies and practices for employees generally are reasonably likely to have a material adverse effect on the Company, the Company’s Board of Directors and management considered all of the components of the Company’s compensation program to ensure that the program properly incentivizes employees but does not encourage inappropriate risk-taking. As described in the “Compensation Discussion and Analysis” section on pages 121-123 of Amendment No. 1, the Company delivers executive compensation primarily through a combination of fixed compensation, such as base salaries and guaranteed cash payments, and variable compensation, such as discretionary or performance-based bonuses. In addition, the Company’s founders own substantial equity interests in the Company and participate on the same basis as the Company’s other equity owners in cash distributions in respect of such ownership interests. The Company believes that this balanced mix of compensation components is structured so that inappropriate risk-taking is not encouraged or incentivized and that the overall design of the Company’s compensation program aligns the interests of the Company’s employees with those of the Company’s equity holders. In particular, the Company believes that the meaningful stake that our founders have in the long-term value of the Company’s equity is a valuable tool in managing and mitigating any risks associated with the Company’s compensation policies and practices. Also, the performance-based bonus opportunity available to Mr. Putz is based on profits generated by the FXCM Pro division rather than a potentially riskier metric, such as gross revenues or new client accounts generated by the FXCM Pro division.
Salary and Guaranteed Cash Payments, page 117
66.	We note that you increased the salaries of Messrs. Filko and Sassoon in 2009 in recognition of their successful performance. Please describe the factors considered in granting these salary increases.

The Company has included additional disclosure on page 122 of Amendment No. 1 addressing the matters identified by the Staff’s comment.
Annual Cash Bonuses, page 117
67.	Please revise your disclosure to explain why Mr. Putz’s bonus was structured differently than that for Messrs. Filko and Sassoon.

The Company has included additional disclosure on page 123 of Amendment No. 1 addressing the matters identified by the Staff’s comment.
Director Qualifications, page 114
68.	For each person who is a director, please revise your disclosure to briefly describe the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please provide this disclosure on a director-by-director basis instead of aggregated disclosure for all your directors. Please see Item 401(e)(1) of Regulation S-K.

Securities and Exchange Commission	- 21 -	October 12, 2010

The Company has included additional disclosure on page 119 of Amendment No. 1 to describe the specific experience, qualifications, attributes or skills of each director or director nominee that led the Company to conclude that the individual should serve as a director.
Financial Statements. page F-1
FXCM Holdings, LLC as of and for the Years Ended December 31, 2009, 2008 and 2007, page F-4
Report of Independent Registered Public Accounting Firm. page F-4
69.	Please provide the name of your independent registered public accounting firm and indicate that such report has been manually signed. Refer to Rule 2-02(a) of Regulation S-X

The Company has revised pages F-2 and F-4 of Amendment No. 1 to comply with Rule 2-02(a) of Regulation S-X.
Consolidated Statements of Operations and Comprehensive Income. page F-7
70.	Explain to us how you determined it would be appropriate to present referring broker fees outside of operating expenses.

Retail trading revenue is earned by adding a markup to the price provided by FX market makers. Referring broker fees represent commission fees paid to third parties for introducing the retail customer to the Company and are charged as a stated percentage of the markup earned. The Company negotiates directly with the referring broker this stated percentage and the fees are charged on a per trade basis based on volume. The expenses included in operating expenses in the Company’s consolidated statement of operations and comprehensive income are indirect cost and not variable based on volume. The Company believes presenting these expenses as a direct cost of revenues provides the user with a more meaningful presentation because these costs are directly applicable to the stated revenue.

The Company has considered the requirements of Rule 5-03 of Regulation S-X to present all costs and expenses applicable to sales and revenues separately. As the majority of the Company’s costs do not correlate directly to its revenues, it believes that there is no obvious meaningful objective allocation methodology. The Company also notes that it is unaware of any generally accepted functional cost allocation methodology or basis within the broker-dealer, future commission merchants or financial exchange industries.

In reaching its conclusion the Company considered the industry practice of how financial exchanges have reported such expenses in their public filings.
Notes to Consolidated Financial Statements, page F-10
Note 1. Nature of Business and Significant Accounting Policies and Estimates, page F-10
Retail Trading Revenue, page F-14

Securities and Exchange Commission	- 22 -	October 12, 2010
71.	Considering that you utilize an agency model representing 91.5% of your retail trading volume for the six months ended June 30, 2010, please tell us and disclose whether you report revenues on a gross or net basis, and the considerations made by management in arriving at such determination. Refer to FASB Accounting Standards Codification (“ASC”) 605-45-45.

The Company records the trading gain and loss on trading positions with the customers and FX markets makers net in Retail Trading revenue. The Company utilizes what is referred to as agency execution or an agency model. When the customer executes a trade on the best price quotation offered by the Company’s FX market makers, the Company acts as a credit intermediary, or riskless principal, simultaneously entering into offsetting trades with both the customer and the FX market maker. The trading revenues earned include a markup to the prices provided by the Company’s FX market makers. The Retail trading revenues relating to the agency model described above, principally represent the difference of the Company’s realized and unrealized foreign currency trading gains or losses on its positions with customers and the systematic hedge gains and losses from the trades entered into with the FX market makers. The Company has considered FASB Accounting Standards Codification (“ASC”) 605-45-45 and determined that trading revenues or sales of financial assets as described above are not included in its scope.

The Company has disclosed this policy around net presentation in the “Retail Trading Revenue” section of Note 1, Nature of Business and Significant Accounting Policies and Estimates on page F-14 of Amendment No. 1 with the following disclosure: “Retail trading revenues principally represent the difference of our realized and unrealized foreign currency trading gains or losses on our positions with customers and the systematic hedge gains and losses from the trades entered into with the FX market makers.”
Notes to the Unaudited Consolidated Financial Statements, page F-31
Note 1. Nature of Business and Significant Accounting Policies and Estimates. page F-31
Other Income, page F-36
72.	We note that you have not generated ongoing monthly fees from the trade execution services agreement with GCI Capital Co. Ltd. during the six months ended June 30, 2010. Please tell us why no fees were recognized during the six months ended June 30, 2010, and whether you expect to receive fees in the future. To the extent you do not expect to receive fees in the future, explain to us why you believe it is still appropriate to amortize the upfront fee over five years.

In June of 2009, the Company renegotiated how it charges GCI Capital Co. Ltd. (“GCI”) for ongoing service fees. These fees were historically paid based on a fixed monthly fee and were changed to a variable per trade fee. As such, while the Company did not recognize a fixed monthly fee for the six months ended June 30, 2010 in Other Income, the Company did, however, recognize the fees for these services as a component of Retail Trading Revenue in the consolidated statements of operations and comprehensive income. The Company continues to amortize the upfront fee over 5 years as services continue to be provided as prescribed in the original contract.
ODL Group Limited, page F-48
General

Securities and Exchange Commission	- 23 -	October 12, 2010
73.	Please explain to us why you have not included comparative financial statements that cover the latest three financial years.

The Company reviewed Article 3-05 paragraph (b) (2) (iv) of Regulation S-X which provides that financial statements for the earliest of the three fiscal years required may be omitted if net revenues reported by the acquired business in its most recent fiscal year are less than $50 million. As stated in the Unaudited Pro Forma Consolidated Statement of Operations and Comprehensive Income on page 57 of Amendment No. 1, ODL U.S. GAAP net revenues as of December 31, 2009 were $44.2 million. As such, since net revenues were under the $50 million threshold as stated in Article 3-05, the Company has omitted the ODL December 31, 2007 financial statements.

74.	Please revise your filing to include the unaudited interim financial statements for ODL Group Limited as of and for the period ended June 30, 2010 or tell us why such updated interim financial information is not required.

ODL Group Limited is a foreign business under Rule 1-02(l) of Regulation S-X. A foreign business acquired by domestic registrants under Rule 3-05 of Regulation S-X follows the financial statement age requirements of Item 8 of Form 20-F. Item 8 of Form 20-F states that if the document is dated more than nine months after the end of the last audited financial year, it should contain consolidated interim financial statements covering at least the first six months of the financial year. Since the Registration Statement was dated September 3, 2010, the Company did not include the consolidated interim financial statements.

The Company advises the Staff that it has included interim financial statements for ODL Group Limited as of and for the period ended June 30, 2010 on pages F-83 to F-109 of Amendment No. 1.
10. Financial Assets at Fair Value Through Profit-and Loss, page F-61
75.	Please tell us the significant types of assets included in financial assets at fair value through profit and loss. Expand your financial statement disclosure to include this information. Additionally, explain to us what transactions are included in “net movement” for the year ended December 31, 2009.

The financial assets at fair value in footnote 10 of ODL Group Limited’s financial statements on page F-62 of Amendment No. 1 consist of (i) listed securities that it holds primarily as hedges to its portfolio of CFDs and (ii) unlisted securities that it holds consisting primarily of shares that it has acquired though activities of its corporate finance group which assisted companies in private placement capital issuances in the past. The Company has revised page F-62 of Amendment No. 1 to so disclose.

Transactions included in “net movement” for the year ended December 31, 2009 included in footnote 10 of ODL Group Limited’s financial statements on page F-62 are (i) additional purchases of listed securities, (ii) sales of listed and unlisted securities and (iii) realized and unrealized gains losses on listed securities.
31. Financial Risk Management, page F-72
Deferred Taxation, page F-79
76.	Please include the endnotes (1) and (2) to the table detailing the adjustment related to Capitalization of software costs and Goodwill in determining profit and loss account according to U.S. GAAP.

Securities and Exchange Commission	- 24 -	October 12, 2010
The Company advises the Staff that it has included endnotes (1) and (2) to page F-80 of Amendment No. 1 addressing the matters identified in the Staff’s comment.
32. Reconciliation Between U.K. and U.S. GAAP, page F-80
77.	Please include the endnote (1) to the table detailing the adjustment related to Capitalization of software costs in determining shareholders’ funds according to U.S. GAAP. Please also make conforming changes to such table in note 31.

The Company advises the Staff that it has included endnote (1) to page F-80 of Amendment No. 1 addressing the matters identified in the Staff’s comment.
Consolidated statements of cash flows, page F-80
78.	Please tell us why you believe that equity dividends paid by ODL Group Limited would be considered operating cash flows under U.S. GAAP. Refer to ASC 230-10-20.

ODL Group Limited did not pay equity dividends during the years ended December 31, 2009 and 2008. Accordingly, the Company has revised its disclosure on page F-81 of Amendment No. 1.

79.	Explain to us whether “cash at bank and in hand including short term deposits — client funds” would be considered restricted cash in accordance with U.S GAAP. To the extent these funds would he considered restricted cash, revise your reconciliation to U.S. GAAP to include the appropriate reconciling item.

The Company acknowledges the Staff’s comment and explains to the Staff that certain cash balances held for customers under U.K. client money rules require additional disclosure for U.S. GAAP purposes. Cash balances segregated for customers were £48,569,707 and £50,577,677 as of December 31, 2009 and 2008, respectively. The Company advises the Staff that it has amended its disclosure on page F-80 to Amendment No. 1 addressing the matters identified in the Staff’s comment.
Item 16. Exhibits and Financial Statement Schedules, page II-2
80.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

The Company has included a number of the exhibits in Amendment No. 1. The Company will file any remaining required exhibits in one or more future pre-effective amendments. The Company understands that the Staff requires a reasonable amount of time for review.

The Company has attached as Annex B to this letter a draft of the opinion of Simpson Thacher & Bartlett LLP regarding the validity of the shares of Class A common stock registered.
Exhibits
81.	We note you have included two consents related to the same report and reference as experts. In addition, it appears that you have not included a consent from Ernst & Young LLP for the report related to FXCM Holdings, LLC and Subsidiaries as of and for the period ended December 31, 2009, as illustrated in the Experts section of the prospectus and herein. Please advise.

Securities and Exchange Commission	- 25 -	October 12, 2010
The Company acknowledges the Staff’s comment and has revised its consents accordingly.
* * * * * * * * * *
     Please do not hesitate to call Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission Sonia Barros, Esq. Mark Rakip Robert Telewicz FXCM Inc. Drew Niv Robert Lande David Sassoon Shearman & Sterling LLP Robert Evans III

Annex A

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Annex B
Opinion of Simpson Thacher & Bartlett LLP
[                    ], 2010
FXCM Inc.
32 Old Slip
New York, New York 10005
Ladies and Gentlemen:
     We have acted as counsel to FXCM Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance by the Company of up to [ ] shares of Class A Common Stock, par value $0.01 per share (together with any additional shares of such stock that may be issued by the Company pursuant to Rule 462(b) (as prescribed by the Commission pursuant to the Act) in connection with the offering described in the Registration Statement, the “Shares”).
     We have examined the Registration Statement and a form of the Amended and Restated Certificate of Incorporation of the Company (the “Amended Certificate”), which has been filed with the Commission as an exhibit to the Registration Statement. We also have examined the originals, or duplicates or certified or conformed copies, of such corporate and other records, agreements, documents and other instruments and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth. As to questions of fact material to this opinion, we have relied upon certificates or comparable documents of public officials and of officers and representatives of the Company.
     In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents.

FXCM Inc.	2	[ ], 2010
     Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that when the Amended Certificate has been duly filed with the Secretary of State of the State of Delaware and upon payment and delivery in accordance with the applicable definitive underwriting agreement approved by the board of directors of the Company, the Shares will be validly issued, fully paid and nonassessable.
     We do not express any opinion herein concerning any law other than the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing).
     We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the Prospectus included in the Registration Statement.

Very truly yours, SIMPSON THACHER & BARTLETT LLP